Exhibit 99.3

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of KE Holdings Inc. (the “Company”). Prospective investors should read the listing document dated May 5, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure, in particular that the WVR Beneficiaries, whose interests may not necessarily be aligned with those of our Shareholders as a whole, will be in a position to exert significant influence over the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. For further information about the risks associated with our WVR structure, please refer to the section headed “Risk Factors – Risks Related to Our Shares and ADSs” of the Listing Document. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(NYSE Stock Ticker: BEKE)

LISTING BY WAY OF INTRODUCTION
ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Previous trading day trading information in respect of the ADSs on the NYSE

Joint Sponsors

The Company issues this announcement to provide details of the previous trading day trading information in respect of the ADSs on the NYSE.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated May 5, 2022 (the “Formal Notice”), the announcement regarding recent trading information in respect of the ADSs on the NYSE and the Designated Dealer’s and the Alternate Designated Dealer’s respective designated dealer identity number dated May 5, 2022 (the “May 5 Announcement”) and the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE dated May 6, 2022 (the “May 6 Announcement”) issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

INTRODUCTION

We refer to the Listing Document, the Formal Notice, the May 5 Announcement and the May 6 Announcement issued by the Company.

As at the date of this announcement, there are 3,793,220,806 ordinary shares issued and outstanding, comprising of 2,907,919,526 Class A ordinary shares and 885,301,280 Class B ordinary shares (including 727,407,230 Class B ordinary shares held by Propitious Global which will be converted into Class A ordinary shares immediately upon the completion of the Introduction).

PREVIOUS TRADING DAY TRADING INFORMATION IN RESPECT OF THE ADSs ON THE NYSE

The following table sets out certain trading information in respect of the ADSs (each representing three Class A ordinary shares) on the NYSE, including the daily high, low, closing price and trading volume, for May 6, 2022, being the trading day of the NYSE immediately before the date of this announcement:

ADS Price
	Day high		Day low		Closing Price		Trading Volume	As %
		Equivalent		Equivalent		Equivalent	(in	of total
		to HK$		to HK$		to HK$	millions)	issued
Date	USD	per share	USD	per share	USD	per share	(ADSs)	shares
May 6, 2022	13.01	33.82	12.08	31.41	12.27	31.90	11.03	0.87%

Such trading information is provided further to the disclosure in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document and is for reference purpose only. The trading price of the Class A ordinary shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, the trading price of the ADSs on the NYSE. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the Formal Notice, the May 5 Announcement and the May 6 Announcement issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

Dealings in the Class A ordinary shares on the Hong Kong Stock Exchange are expected to commence on Wednesday, May 11, 2022. As stated in the section headed “Expected Timetable” in the Listing Document, the Company will release further daily announcements on the websites of the Hong Kong Stock Exchange and the Company on Tuesday, May 10, 2022 and not later than 8:30 a.m., Hong Kong time, on Wednesday, May 11, 2022 to disclose, among other things, the then previous trading day closing price of the ADSs on the NYSE.

By Order of the Board

KE Holdings Inc. Yongdong Peng

Chairman and Chief Executive Officer

Hong Kong, May 9, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.7996. No representation is made that any amount in USD or RMB has been or could be converted at the above rate or at any rates or at all.